Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

The following transcript is from a video featuring the Cellebrite DI Ltd. (“Cellebrite”) Chief Product and Technologies Officer, Ronnen Armon, uploaded on the Cellebrite website on June 14, 2021.

Cellebrite Product Demo Script

Ronnen Armon:	Hello and welcome to our product demo. My name is Ronnen Armon and I'm Cellebrite's chief product and technologies officer. I joined Cellebrite about a year ago, and I oversee R&D, product business management and the CTO domains. In the next few minutes, I will give you a glimpse into Cellebrite's end-to-end platform for digital intelligence, which is all about making digital data accessible, intelligent, and actionable.

To address all the investigative use cases across public and private entities and handle every part of the digital investigation value chain, Cellebrite has built a flexible and scalable platform with three major building blocks: Collect and review, investigative analytics, and management.

Diving into the core collection and review offering, the one source of data that rules them all is the mobile. UFED is Cellebrite's solution for collection of data from mobile devices. Now, let's have a look at how UFED works. We sped up the video for your convenience.

Once the phone is powered up and plugged into the UFED device, the automatic detection process gets to work. Within seconds, the UFED searches Cellebrite's library of over 30,000 phone models and variations, and determines the appropriate one. With the appropriate make and model of the phone in hand, the UFED then begins its proprietary methodology to bypass the phone's encryption and lock. The goal is to be able to access the contents of the phone without jeopardizing any of the information on the device. The extraction needs to be forensically sound. That means that no data is manipulated in this process, which is critical to the integrity of the investigation.

After the UFED completes the unlocking process, it quickly images the entire file system and presents a graphical interface that allows lab technicians to determine what data and how much of it to extract, often dependent on the stipulation of the search warrant in hand. This selective extraction allows the operator to determine if to collect the entire device data or to focus on specific application, specific timeframe, or specific person of interest. Being selective safeguards the privacy of the phone owner, which is especially crucial when, for instance, it's the victim or witness's device.

One of Cellebrite's undisputed advantages is our long-lasting, field-proven ability to handle new models of phones, new versions of operating systems, and new apps as they are continuously being released. Cellebrite has fielded for years now the largest, most effective research team, populated by Israeli intelligence units’ veterans. This research team is continuously researching and developing new methods of overcoming security patches introduced by phone manufacturers. This ensures the longevity and sustainability of the solutions for years ahead.

Now, turning to post-extraction. Physical Analyzer is the primary tool for lab practitioners to review digital data. The core of the Physical Analyzer is the dashboard, which is essentially a bird's eye view into the device content. The dashboard allows the user to do things such as review the installed apps, define by categories, and assist the user in focusing on the most relevant data. For example, identifying spoofing applications or crypto applications installed on the device is a good starting point for the investigation, and it saves a lot of time hunting for data.

Like other products in the digital intelligence platform, Physical Analyzer ensures that the data that was collected using the UFED is forensically sound and can be used as evidence in court. As part of this process, specific information like conversations with a lawyer will be eliminated. This ensures that the evidence is sound and that no attorney-client privilege was breached. Therefore, everything is handled with the utmost caution.

Let's have a look at what our customer, the Seattle PD Internet Crimes Against Children Task Force, says about our solution.

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Undercover Agent:	Currently the biggest challenge we come across is really just the sheer volume, both of devices, but also the amount of data that's on those devices. Secondarily, it's now getting at the content on many devices. The security for individual devices has become a lot stronger. It's tougher to get into them, and tools like Cellebrite are out there right now helping us how to do just that, to get onto the devices to get at that data, and then they get to put into a format that's useful for us to analyze.

Ronnen Armon:	The last stop on our demo today is showing you Pathfinder. Pathfinder is an investigative analytics solution for analysts, investigators, and prosecutors. It exposes the most pertinent case evidence in a compliant, efficient, and intuitive manner. When detectives log into Pathfinder, they ask the typical, real-world investigation-related questions. The first question is who. Who are the people involved and what role do they play? To answer those questions, usually the first thing a detective will do is analyze the links between the different people.

Every person is connected via different medias to many people. Naturally, most of those people have nothing to do with the incident being investigated. The ability to analyze one's connections and to build out the relevant network is a key element in every investigation. Pathfinder users, in many cases, will start from analyzing indirect links to reveal hidden connection between people of interest conducted via third parties.

The second question is what. Once the people of interest are identified, it is time to analyze the nature of their interactions. Typically, investigation data will include huge volumes of textual interactions over chat messaging, emails, documents, et cetera. Automated artificial intelligence algorithms mark for the user the context of those interactions.

We are leveraging models that were built by analyzing millions of textual conversations to the level that we can tag it as related to sexual luring, money transactions, intimidation, and many others. This allows to search for conversations where topics intersect with a certain time or place. The linguistic models support this functionality for 90 languages. Pathfinder applies machine learning algorithms that automatically classify images and videos into predefined topics like weapons, money, drugs, and others. It also allows the user to add customized topics of interest.

The final question we will address in this demo is where. The data that resides in digital devices has an amazing geographical footprint. It is not just when we use navigation apps that our location is logged. It is also that whenever we connect to a wifi hotspot or cellular network tower or even when we take a photo that our location is stored. Analyzing not only a single person's whereabouts, but also identifying meetings between people of interest is a force multiplier for investigations.

Pathfinder allows the case detectives to consolidate their discovered insights into a cohesive report that can be presented in court. Let's have a look at what our customer, the Seattle PD Internet Crimes Against Children Task Force, says about our solution.

Brandon James:	Some of the biggest challenges that we have in addressing internet crimes against children are the multiple steps of investigations that we have to take. The multiple search warrants to electronic service providers, to internet service providers, and then going through all of that data that comes back. The technologies that Cellebrite offers is a way for us to go through that process in a more efficient manner, attempts to identify illegal activity, and potentially identify these kids and who's preying on them or what's occurred to them. Many of our laws don't even match up with the technology that's currently available, and so it's a challenge for us.

Laura Harmon:	The law is always changing on this issue. Judges tend to be more senior in their careers as lawyers, and so they may not be as on the up of exactly what the new technology is. Hands down, Cellebrite organizes that better than any other forensic analysis tool that I've seen.

Ronnen Armon:	Last, let's see how our customer, the Federal Police of Brazil, use our solution to investigate drug traffickers.

Rosemeire Moreira (in Portuguese):	We have a total of 264 digital forensics examiners. Cellebrite technology is currently our main piece of technology for mobile devices, to scan through this massive volume of data and suggest to investigators information that may be relevant to the investigation.

Rolando Souza (in Portuguese):	It allows us to process a colossal volume of information much quicker saving a lot of time and allowing law enforcement to focus on other parts of the work.

Elvis Secco (in Portuguese):	We use Cellebrite as a weapon against crime. including to extract data from cell phones and computers, and we also use Cellebrite to analyze all of the data extracted. We focus on defunding and removing their financial power.

Elvis Secco (in Portuguese):	In 2020, we had a historical record of more than 1 billion and 260 million Brazilian reais in sequestered assets. We’re talking about farm properties, mansions from dozens of companies, trade funds, aircraft, hundreds of aircraft, vessels, luxury vehicles.

Rolando Souza (in Portuguese):	And we achieved that because of our progress in terms of technology, acquiring new systems and tools that assist our investigations, and the result is what we see here. A high investigation efficiency rate and enormous social support.

Elvis Secco (in Portuguese):	The future is very clear: either we invest in technology or perish hopelessly struggling against organized crime.

Ronnen Armon:	Thank you for taking the time to learn more about Cellebrite solutions. Hopefully, you now understand the power of this end-to-end digital intelligence platform and the digital investigation workflow.

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings

TWC Tech Holdings is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite has filed a registration statement on Form F-4 that includes a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.